Filed by Stone Energy Corporation and Basin
                                Exploration, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                                Stone Energy Commission File No.: 001-12074
                                Basin Exploration Commission File No.: 000-20125 Subject Company: Basin Exploration, Inc.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY STONE ENERGY CORPORATION AND BASIN EXPLORATION, INC. ON DECEMBER 12, 2000


[STONE ENERGY LOGO]                                             [BASIN LOGO]


              STONE ENERGY CORPORATION AND BASIN EXPLORATION, INC.
                      ANNOUNCE DATE AND LOCATIONS OF THEIR
                        SPECIAL MEETINGS OF STOCKHOLDERS
                        RELATING TO THEIR PROPOSED MERGER



CONTACT FOR STONE:
James H. Prince
Vice President and Chief Financial Officer
(337) 237-0410

CONTACT FOR BASIN:
Neil Stenbuck
Vice President and Chief Financial Officer
(303) 685-8000

         Lafayette, LA and Denver, CO, December 12, 2000 -- Stone Energy Corporation (NYSE: SGY) and Basin Exploration, Inc. (NASDAQ: BSNX) announced today that they each will hold a special meeting of stockholders on Thursday, February 1, 2001 in connection with their proposed merger.

         Stone will hold its  special  meeting at 10:00 a.m.,  Central  Standard
Time, in the third floor conference room of the Company's offices at 625 E. Kaliste Saloom Road, Lafayette, Louisiana. The purposes of the Stone meeting are to consider and vote upon the merger between Stone and Basin and to consider and vote upon an increase in the number of authorized common shares of Stone to 100 million shares. The close of business on December 22, 2000 has been fixed by Stone as the record date for determination of Stone stockholders entitled to receive notice of and to vote at the Stone special meeting.

         Basin will hold its special meeting at 9:00 a.m., Mountain Standard Time, at the Onyx Room in the Brown Palace Hotel, 321 17th Street, Denver, Colorado . The purpose of the Basin meeting is to consider and vote upon the merger between Stone and Basin. The close of business on December 22, 2000 has been fixed by Basin as the record date for determination of Basin stockholders entitled to receive notice of and to vote at the Basin special meeting.

         Stone Energy Corporation is an independent oil and gas company headquartered in Lafayette, Louisiana, and is engaged in the acquisition, exploitation and operation of oil and gas properties located in the Gulf Coast Basin. For additional information, contact James H. Prince, Vice President and Chief Financial Officer at 337-237-0410-phone, 337-237-0426-fax or via e-mail at princejh@StoneEnergy.com.

         Basin  Exploration,   Inc.  is  an  independent  oil  and  gas  company
headquartered in Denver, Colorado, and is engaged in the exploration, acquisition, development and exploitation of oil and gas properties in the
United States, both onshore and in the Gulf of Mexico. For additional information, contact Neil Stenbuck, Chief Financial Officer at 303-685-8000-phone, 303-685-8030-fax or via e-mail at neils@bsnx.com.

         ADDITIONAL INFORMATION. Stone and Basin will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by Stone free of charge by requesting them in writing from Stone Energy
Corporation,   625  East  Kaliste  Saloom  Road,  Lafayette,   Louisiana  70508,
Attention: Corporate Secretary, or by telephone at (337) 237-0410. You may obtain documents filed with the SEC by Basin free of charge by requesting them in writing from Basin Exploration, Inc., 1670 Broadway, Suite 2800, Denver, Colorado, 80202, Attention: Corporate Secretary, or by telephone, (303) 685-8000.

         Stone and Basin, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and Basin in connection with the merger. Information about the directors and executive officers of Stone and their ownership of Stone stock is set forth in the proxy statement for Stone's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Basin and their ownership of Basin stock is set forth in the proxy statement for Basin's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

         Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

         Certain statements in this press release are forward-looking and are based upon Stone's and Basin's current beliefs as to the outcome and timing of future events. All statements, other than statements of historical facts, that address activities that Stone and/or Basin expect, believe or anticipate will, should or may occur in the future are forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are described in Stone's Annual Report on Form 10-K as filed with the Securities and Exchange Commission and in Basin's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, Stone's and/or Basin's actual results and plans could differ materially from those expressed in the forward-looking statements.





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